SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*


                                SMTC CORPORATION
                -------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)


                                    832682207
                     ---------------------------------------
                                 (CUSIP Number)


                              RED OAK PARTNERS, LLC
                          145 Fourth Avenue, Suite 15A
                               New York, NY 10003
                            Attention: David Sandberg
                            Telephone: (212) 614-8952

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 December 31, 2008
                -------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 7 pages

CUSIP No.:  832682207

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David Sandberg

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  2,452,135
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  2,452,135

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,452,135

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.6%

14   TYPE OF REPORTING PERSON

     IN

                                Page 2 of 7 pages

CUSIP No.:  832682207

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Red Oak Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  2,452,135
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  2,452,135

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,452,135

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.6%

14   TYPE OF REPORTING PERSON

     OO

                                Page 3 of 7 pages

CUSIP No.:  832682207

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The Red Oak Fund, LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  2,452,135
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  2,452,135

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,452,135

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.6%

14   TYPE OF REPORTING PERSON

     PN

                                Page 4 of 7 pages

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of SMTC Corporation (the "Issuer"), with its principal executive offices located at 635 Hood Road, Markham, Ontario, Canada L3R 4N6.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this statement on
Schedule 13D (the "Reporting Persons") are:

	 This statement (this "Statement") is being filed by David Sandberg, the controlling member of Red Oak Partners, LLC, a New York limited liability company ("Red Oak Partners"), which serves as the general partner of The Red Oak Fund, LP, a Delaware limited partnership (the "Red Oak Fund") and a managing member of Pinnacle Fund LLLP, a Colorado limited liability limited partnership ("Pinnacle Fund" and together with the "Red Oak Fund", the "Funds"). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement. Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer. David Sandberg is a United States citizen.

         The principal office or business address of each Reporting Person is 145 Fourth Avenue, Suite 15A, New York, NY 10003.

         (d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source of cash funds for the purchased securities was working capital of the Funds, and the amount of funds totaled $4,561,451.

ITEM 4.  Purpose of Transaction.


         All of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.


                                Page 5 of 7 pages

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund beneficially owns 2,452,135 shares of Common Stock, representing 17.6% of all of the outstanding shares of Common Stock. Red Oak Partners, as the general partner of the Fund, and Mr. Sandberg, as the managing member of Red Oak Partners, each may be deemed to beneficially own the 2,452,135 shares of Common Stock held by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person. The percentage set forth in this response is based on the 13,894,884 shares of Common Stock outstanding as of November 1, 2008, as reported directly by the Issuer on their 10-Q for the quarter ended September 28, 2008.

         (b) Red Oak Partners, the Fund and Mr. Sandberg have shared power (with each other, and not with any third party) to vote or direct the vote of and to dispose or direct the disposition of the 2,452,135 shares of Common Stock held by the Fund.

         (c) The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days, except as follows: Pinnacle Fund sold on the open market, the following amount of Common Stock at the price stated:
(i) on December 31, 2008, 12,400 shares at $.613 per share.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

	Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

	Not applicable.

                                Page 6 of 7 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 4, 2009

/s/ David Sandberg
-------------------------
David Sandberg


Red Oak Partners, LLC

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


The Red Oak Fund, LP
By: Red Oak Partners, LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member